**ScanHash LLC**
**Balance Sheets**
**(Unaudited)**

| | December 31, 2020 | | December 31, 2019 | |
|---|---|---|---|---|
| ASSETS | | | | |
| Cash | $ | - | $ | - |
| Total current assets | | - | | - |
| Total assets | $ | - | $ | - |
| LIABILITIES AND MEMBERS' EQUITY | | | | |
| Total current liabilities | $ | - | $ | - |
| Total liabilities | | - | | - |
| Commitments and contingencies | | - | | - |
| Common units; 10,000,000 membership interest units authorized, 8,200,000 membership interest units outstanding for 12/31/2019 and 12/31/202( | | - | | |
| Member contributions | | - | | |
| Retained Earnings | | - | | - |
| Total members' equity | | - | | - |
| Total liabilities and members' equity | $ | - | $ | - |